Exhibit 2.2

Execution Copy

EARNOUT AGREEMENT

THIS EARNOUT AGREEMENT (this “Agreement”) is entered into as of March 13, 2015, by and among EDGEWATER TECHNOLOGY-ZERO2TEN, INC., a Delaware corporation (the “Buyer”), and ZERO 2 TEN, INC., a Georgia corporation (the “Seller”). Each of the Buyer and the Seller are referred to herein as a “Party” or, collectively, as the “Parties.”

RECITALS

WHEREAS, pursuant to an Asset Purchase Agreement, of even date herewith, by and among the Buyer, the Seller, the Subsidiary and the Stockholders (the “Purchase Agreement”), the Buyer is acquiring the Acquired Assets from the Seller, with the Seller receiving the Purchase Price as a consequence thereof; and

WHEREAS, Section 2.4 of the Purchase Agreement provides that any and all payments pursuant to this Agreement constitute and are considered a part of the Purchase Price; and

WHEREAS, it is a condition precedent to the obligation of the Seller to consummate the transactions contemplated by the Purchase Agreement that the Buyer shall have entered into this Agreement.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Parties, and in consideration of the premises, the representations, warranties, covenants and agreements contained herein and subject to the conditions contained herein, the Parties agree as follows:

1. Definitions. Capitalized terms not otherwise defined in this Section 1 or otherwise in this Agreement shall have the meanings ascribed thereto in the Purchase Agreement.

“Affiliate,” when used with respect to any Party hereunder, means any person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by, or is under common control with, the specified Party.

“Alternative Currency” means a currency other than the U.S. dollar.

“Buyer’s EBITDA” means the dollar amount equal to the sum of the Buyer’s earnings before interest, taxes, depreciation and amortization for the appropriate Earnout Period based on the Financial Statements, provided, however, that it (i) shall include the services revenue and associated direct expenses of the Buyer’s employees working on behalf of other Parent business units, (ii) shall exclude the services revenue and associated direct expenses of other Parent business unit employees doing work on behalf of the Buyer and (iii) shall be increased by the Spurr Adjustment.

“Buyer’s Initial EBITDA” means the Buyer’s EBITDA during the Initial Earnout Period.

“Buyer’s Initial Revenue” means the Buyer’s Revenue during the Initial Earnout Period.

“Buyer’s Revenue” means the dollar amount of revenue, excluding any reimbursed expenses, calculated for the appropriate Earnout Period based on the Financial Statements. Buyer’s Revenue shall include revenue, excluding any reimbursed expenses, generated by the Buyer’s employees working on behalf of other Parent business units, provided that the direct expenses of such employees are also included in calculating Buyer’s EBITDA. Buyer’s Revenue shall not include revenue, including any reimbursed expenses, generated by employees of other Parent business units working on behalf of Buyer, provided that the direct expenses of such employees are also not included in calculating Buyer’s EBITDA.

“Buyer’s Second EBITDA” means the sum of (i) Buyer’s EBITDA during the Second Earnout Period and (ii) the Excess Initial EBITDA.

“Buyer’s Second Revenue” means the sum of (i) Buyer’s Revenue during the Second Earnout Period and (ii) the Excess Initial Revenue.

“Business Day” means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern Time.

“Certificate” means the certificate to be delivered to the Seller by the Buyer reflecting (i) the Earnout Consideration or (ii) that no payment is due with respect to the Earnout Consideration, and, in either event, including the applicable calculations relating thereto and a certification by the Buyer’s Treasurer that such calculations were made in accordance with the terms of this Agreement.

“Determination Date” means the date that the Buyer delivers the Financial Statements to the Seller; provided, however, that such date shall not be later than 120 days following the end of the applicable Earnout Period.

“Earnout Consideration” means the Initial Earnout and the Second Earnout, as the case may be.

“Earnout Period” means the Initial Earnout Period and the Second Earnout Period, as the case may be.

“Employment” means the working association and relationship between a Stockholder and the Buyer or its Affiliate, whether such individual is an employee, an independent contractor, or someone whose services are otherwise provided to or for the Buyer or its Affiliate through a third party.

“Excess Initial EBITDA” means the amount, if any, by which Buyer’s Initial EBITDA is in excess of the Initial Earnout Period EBITDA Ceiling.

“Excess Initial Revenue” means the amount, if any, by which Buyer’s Initial Revenue is in excess of the Initial Earnout Period Revenue Ceiling.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Financial Statements” means with respect to the Buyer, the consolidated income statements for the Initial Earnout Period and the Second Earnout Period, each of which will be prepared in accordance with GAAP.

“Initial Earnout” means the sum of the Initial Earnout Period EBITDA Earnout and the Initial Earnout Period Revenue Earnout.

“Initial Earnout Period” means the period commencing on the Closing Date and continuing thereafter for a period of one year.

“Initial Earnout Period EBITDA Ceiling” means $1,142,857.

“Initial Earnout Period EBITDA Earnout” means the earnout, if any, with respect to Buyer’s Initial EBITDA.

“Initial Earnout Period EBITDA Floor” means $714,286.

“Initial Earnout Period Revenue Earnout” means the earnout, if any, with respect to Buyer’s Initial Revenue.

“Initial Earnout Period Revenue Ceiling” means $9,870,281.

“Initial Earnout Period Revenue Floor” means $7,828,154.

“Not With Cause Termination by Buyer” means a termination of a Stockholder’s Employment by the Buyer other than a With Cause Termination by Buyer.

“Notice Form” has the meaning set forth in Section 3(a)(ii).

“Parent” means Edgewater Technology, Inc., a Delaware corporation.

“Potential Maximum Annual Earnout” means $4,307,090.

“Potential Maximum Initial EBITDA Earnout” means $3,014,963.

“Potential Maximum Initial Revenue Earnout” means $1,292,127.

“Potential Maximum Second EBITDA Earnout” means $3,014,963.

“Potential Maximum Second Revenue Earnout” means $1,292,127.

“Second Earnout” means the sum of the Second Earnout Period EBITDA Earnout and the Second Earnout Period Revenue Earnout.

“Second Earnout Period” means the period commencing on the first day following the completion of the Initial Earnout Period and continuing thereafter for a period of one year.

“Second Earnout Period EBITDA Ceiling” means 170% of the greater of (i) $821,429 and (ii) the lesser of (A) Buyer’s Initial EBITDA and (B) $1,142,857.

“Second Earnout Period EBITDA Earnout” means the earnout, if any, with respect to Buyer’s Second EBITDA.

“Second Earnout Period EBITDA Floor” means 120% of the greater of (i) $821,429 and (ii) the lesser of (A) Buyer’s Initial EBITDA and (B) $1,142,857.

“Second Earnout Period Revenue Ceiling” means 150% of the greater of (i) the Initial Earnout Period Revenue Floor and (ii) the lesser of (A) the Buyer’s Initial Revenue and (B) the Initial Earnout Period Revenue Ceiling.

“Second Earnout Period Revenue Earnout” means the earnout, if any, with respect to Buyer’s Second Revenue.

“Second Earnout Period Revenue Floor” means 115% of the greater of (i) the Initial Earnout Period Revenue Floor and (ii) the lesser of (A) Buyer’s Initial Revenue and (B) the Initial Earnout Period Revenue Ceiling.

“Spurr Adjustment” means the sum of (i) $50,000 multiplied by the quotient of the number of days during the appropriate Earnout Period in which Adam Spurr was an employee of the Subsidiary divided by 365, and (ii) $50,000 multiplied by the quotient of the number of days during the appropriate Earnout Period in which Natasha Spurr was an employee of the Subsidiary divided by 365.

“With Cause Termination by Buyer” means a termination in writing of a Stockholder’s Employment by the Buyer or its Affiliate for (a) dishonesty, fraud, embezzlement or misappropriation of funds involving assets of the Buyer, the Parent or any of their respective customers, suppliers or Affiliates; (b) conviction of a felony or any criminal offense which adversely affects (i) the Stockholder’s ability to perform his Employment duties or (ii) the reputation of the Buyer or its Affiliate or the Parent; (c) gross misconduct in connection with employment or contractor status with the Buyer or its Affiliate, which gross misconduct remains uncured for a period of thirty (30) days after the Stockholder has been notified in writing by the Buyer or its Affiliate of such gross misconduct; (d) material breach by the Stockholder of the terms of any non-competition or confidentiality agreement entered into between the Stockholder, on the one hand, and the Buyer or its Affiliate or the Parent, on the other hand, which material breach remains uncured for a period of thirty (30) days after the Stockholder has been notified in writing by the Buyer or its Affiliate of such material breach; (e) material failure to satisfactorily perform the Stockholder’s services for the Buyer or its Affiliate, which material failure remains uncured for a period of thirty (30) days after the Stockholder has been notified in writing by the Buyer or its Affiliate of such material failure; or (f) the Stockholder’s making of disparaging statements about the Buyer, the Parent or their respective Affiliates, subsidiaries or businesses.

2. Calculation of the Earnout Consideration. Subject to the provisions set forth below, the Seller shall be eligible to receive the amount calculated as the Earnout Consideration, pursuant to and in accordance with the payment and review procedures in Section 3 below.

(a)	If Buyer’s Initial Revenue is equal to or less than the Initial Earnout Period Revenue Floor, the Seller shall not be entitled to receive an Initial Earnout Period Revenue Earnout.

(b)	If Buyer’s Initial Revenue is in excess of the Initial Earnout Period Revenue Floor, the Seller shall be entitled to receive an Initial Earnout Period Revenue Earnout equal to the Potential Maximum Initial Revenue Earnout multiplied by a fraction, the numerator of which is the amount of Buyer’s Initial Revenue in excess of the Initial Earnout Period Revenue Floor and the denominator of which is the difference between the Initial Earnout Period Revenue Ceiling and the Initial Earnout Period Revenue Floor; provided, however, that the Initial Earnout Period Revenue Earnout shall not exceed the Potential Maximum Initial Revenue Earnout.

(c)	If Buyer’s Initial EBITDA is equal to or less than $714,286, the Seller shall not be entitled to receive an Initial Earnout Period EBITDA Earnout.

(d)	If Buyer’s Initial EBITDA is in excess of $714,286, the Seller shall be entitled to receive an Initial Earnout Period EBITDA Earnout equal to the Potential Maximum Initial EBITDA Earnout multiplied by a fraction, the numerator of which is the amount of Buyer’s Initial EBITDA in excess of $714,286 and the denominator of which is $428,571; provided, however, that the Initial Earnout Period EBITDA Earnout shall not exceed the Potential Maximum Initial EBITDA Earnout.

(e)	If Buyer’s Second Revenue is equal to or less than the Second Earnout Period Revenue Floor, the Seller shall not be entitled to receive a Second Earnout Period Revenue Earnout.

(f)	If Buyer’s Second Revenue is in excess of the Second Earnout Period Revenue Floor, the Seller shall be entitled to receive a Second Earnout Period Revenue Earnout equal to the Potential Maximum Second Revenue Earnout multiplied by a fraction, the numerator of which is the amount of Buyer’s Second Revenue in excess of the Second Earnout Period Revenue Floor and the denominator of which is the difference between the Second Earnout Period Revenue Ceiling and the Second Earnout Period Revenue Floor; provided, however, that the Second Earnout Period Revenue Earnout shall not exceed the Potential Maximum Second Revenue Earnout.

(g)	If Buyer’s Second EBITDA is equal to or less than the Second Earnout Period EBITDA Floor, the Seller shall not be entitled to receive a Second Earnout Period EBITDA Earnout.

(h)	If Buyer’s Second EBITDA is in excess of the Second Earnout Period EBITDA Floor, the Seller shall be entitled to receive a Second Earnout Period EBITDA Earnout equal to the Potential Maximum Second EBITDA Earnout multiplied by a fraction, the numerator of which is the amount of Buyer’s Second EBITDA in excess of the Second Earnout Period EBITDA Floor and the denominator of which is the difference between the Second Earnout Period EBITDA Ceiling and the Second Earnout Period EBITDA Floor; provided, however, that the Second Earnout Period EBITDA Earnout shall not exceed the Potential Maximum Second EBITDA Earnout.

(i)	In no event shall the Earnout Consideration for any Earnout Period exceed the Potential Maximum Annual Earnout.

(j)

In the event that the Buyer transacts business during the Earnout Period in an Alternative Currency, the U.S. dollar amount of such business for a given calendar month (or partial calendar month) during the Earnout Period shall be calculated using the average exchange rate between the U.S. dollar and such Alternative Currency for the entire calendar month, as reported by X-Rates (www.x-rates.com).

3. Payment and Review Procedures.

(a)	Delivery of the Certificate and the Reviewed Financial Statements. On or before the Determination Date, the Buyer will deliver the following items to the Seller:

(i)	the Certificate;

(ii)	a notice form that will require the Seller to designate the bank account, address and other necessary information that will provide the Buyer with necessary information to enable it to deliver the Earnout Consideration (the “Notice Form”); and

(iii)	a copy of the Financial Statements from which the calculations in the Certificate were derived.

(b)	Payment Without Objection. If the Seller does not object to any of the calculations in the Certificate or the Financial Statements from which such calculations were derived in accordance with the objection procedures in subsection (c) below, then on or before the twentieth (20th) Business Day following the receipt of the Notice Form and Certificate, the Buyer will promptly deliver to the Seller the Earnout Consideration reflected in the Certificate in immediately available funds.

(c)

Objection Procedures and Payment Thereafter. If the Seller has any objection to the calculation of the Earnout Consideration in the Certificate or the Financial Statements from which such calculation was derived, then the Seller shall deliver a detailed statement describing such objections to the Buyer within fifteen (15) Business Days after receiving the Certificate. The Buyer and the Seller will use reasonable efforts to resolve any such objections themselves. If the Parties do not obtain a final resolution within twenty (20) Business Days after the Buyer has received the statement of objections, then the Buyer and the Seller will select an independent accounting firm mutually acceptable to them to resolve any remaining objections (the “Referee”). If the Buyer and the Seller are unable to agree on the choice of a Referee, they hereby select Deloitte & Touche LLP as the Referee. The determination of any Referee so selected as to any objections of the Seller or the Buyer will be set forth in writing and will be conclusive and binding upon the Parties. On or within ten (10) Business Days after receiving the determination of the Referee, the Buyer will revise the Certificate as appropriate to reflect the resolution of any objections thereto pursuant to this Section 3(c) by the Referee and will promptly pay the Earnout Consideration to the Seller as set forth in the Certificate in immediately available funds.

(d)	Review of Materials. The Buyer will make the work papers and back-up materials used in preparing the Certificate available to the Seller and its accountants and other representatives at reasonable times and upon reasonable notice at any time during: (i) the review by the Seller of the Certificate; and (ii) the resolution by the Parties of any objections thereto. Upon reasonable advance notice and during the Buyer’s normal business hours, the Seller and its representatives (including accountants) shall have the right with respect to each Determination Date (exercised within thirty (30) days of each of the Seller’s receipt of the Certificate and Financial Statements with respect to each Determination Date) to inspect the Buyer’s books and records (related solely to the Business) provided that any such inspection shall be subject to the reasonable security policies and procedures of the Parent and the Buyer and shall be conducted by the Seller and its representatives in a manner not to unreasonably interfere with the operations and business of the Buyer.

4. Termination of the Buyer’s Obligations and Responsibilities. Notwithstanding any other provision of this Agreement, the Buyer’s obligations, responsibilities, covenants, agreements and liabilities pursuant to this Agreement shall terminate on the earliest of any of the following situations: (i) payment of the Second Earnout in accordance with Section 3(b) above; (ii) delivery of the Certificate of the Buyer certifying that no payment is due with respect to the Second Earnout and no objection by the Seller is received pursuant to Section 3(c) above; or (iii) resolution of objections to the Certificate with respect to the Second Earnout by the Referee in accordance with Section 3(c) above and delivery of the Second Earnout thereafter based upon the Referee’s findings and conclusions.

5. Buyer Operations.

(a) During any Earnout Period, the Buyer shall operate the Business to maximize the Earnout Consideration, and not in limitation of the foregoing:

(i) The Buyer shall (A) operate the Business in the ordinary course of business consistent with past practice of the Seller and this Agreement; (B) maintain separate books and records for the Business (with a right of inspection for the Seller); and (C) act in good faith and in a spirit of fair dealing.

(ii) Neither the Buyer’s nor the Parent’s expenses relating to the transactions the subject of the Purchase Agreement shall be taken into account for purposes of measuring entitlement to or the amount of the Earnout Consideration.

(iii) To the extent he remains employed by the Buyer, Paul A. Colella shall be responsible for the day- to-day management and operation of the Business, and shall report to Russell Smith (or any successor to Russell Smith).

(b) During any Earnout Period, the Buyer shall operate its Business to maximize the Earnout Consideration, and not in limitation of the foregoing, during any Earnout Period, the Buyer shall not, and shall cause the Subsidiary not to, whether in one transaction or in a series of transactions:

(i) merge, dissolve, liquidate, reorganize, recapitalize, combine or consolidate with or into another Person;

(ii) purchase or acquire any Person or any portion thereof (it being understood that the Buyer shall be permitted to hire employees in the ordinary course of business);

(iii) purchase or acquire any assets of any Person, except in the ordinary course of business;

(iv) sell, transfer or otherwise dispose of the Buyer’s assets (whether now owned or hereafter acquired) to or in favor of any Person, other than in the ordinary course of business in connection with a transaction pursuant to which solely the Buyer’s assets are being sold, transferred or otherwise disposed;

(v) in the case of the Buyer, sell, transfer or otherwise dispose of any of the securities of the Subsidiary in connection with a transaction pursuant to which solely the Subsidiary’s securities are being sold, transferred or otherwise disposed; or

(vi) permit the Parent to sell, transfer or otherwise dispose of any of the securities of the Buyer in connection with a transaction pursuant to which solely the Buyer’s securities are being sold, transferred or otherwise disposed.

The foregoing restrictions notwithstanding, nothing in this Agreement shall prohibit or restrict the Parent from (x) taking any of the actions set forth in Sections 5(b)(i)-(vi) with respect to the Buyer or the Subsidiary in connection with or as a result of the sale or transfer of all or substantially all of the Parent’s assets and securities, or the merger or consolidation of the Parent, or (y) taking any action with respect to the Buyer or the Subsidiary that is required by applicable law or as a result of the Parent’s public company status.

6. Miscellaneous.

(a)	No Third Party Beneficiaries. Except for the Stockholders (who are intended third-party beneficiaries for purposes of Section 7(b) hereof), this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

(b)	Entire Agreement. This Agreement, together with the Purchase Agreement (and the Exhibits and Schedules thereto), and any certificates or other documents delivered thereunder, supersedes all prior agreements, understandings or representations by or among the Parties, written or oral, that may have related in any way to the subject matter thereof.

(c)	Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party.

(d)	Counterparts. This Agreement may be executed in one or more counterparts (including execution by facsimile), each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(e)	Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(f)	Notices. All notices and communications required or permitted hereunder shall be provided in accordance with and pursuant to Section 11.8 of the Purchase Agreement.

(g)	Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(h)	Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by both Parties. No waiver by any Party of any covenant or agreement hereunder shall be deemed to extend to any prior or subsequent default or breach of covenant or agreement hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(i)	Severability. Any term of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(j)	Expenses. Each of the Parties shall be responsible for and bear all of its own respective expenses, including without limitation, expenses of legal counsel, accountants, finders, financial advisors incurred at any time in connection with pursuing or consummating this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, the Buyer and the Seller shall share the fees and expenses of the Referee equally.

(k)	Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean without limitation. The Parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, then the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant.

(l)	Specific Performance. Each Party acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each Party agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provision hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter in addition to any other remedy to which they may be entitled, at law or in equity.

7. Additional Provisions.

(a)

In the event of the termination of a Stockholder’s Employment with the Buyer or its Affiliate at any time during the Initial Earnout Period because of a Not With Cause Termination by Buyer, then and notwithstanding anything to the contrary, the Seller shall be entitled to receive the Potential Maximum Annual Earnout, including that for the Initial Earnout Period and the Second Earnout Period; provided, however, that the timing of payment of such shall be as follows: for the Potential Maximum Annual Earnout for the Initial Earnout Period, within fifteen (15) Business Days following the end of the Initial Earnout Period, and for the Potential Maximum Annual Earnout for the Second Earnout Period, within fifteen (15) Business Days following the end of the Second Earnout Period.

In the event of the termination of a Stockholder’s Employment with the Buyer or its Affiliate at any time during the Second Earnout Period because of a Not With Cause Termination by Buyer, then, notwithstanding anything to the contrary, the Seller shall be entitled to receive the Potential Maximum Annual Earnout for the Second Earnout Period; provided, however, that the timing of payment of such shall be as follows: within fifteen (15) Business Days following the end of the Second Earnout Period.

(b)	In the event of the termination of a Stockholder’s Employment with Buyer or its Affiliate at any time during the Earnout Period because of a Not With Cause Termination by Buyer, then such Stockholder shall be entitled to receive his base compensation (excluding bonuses) for the then remaining portion of the Earnout Period; provided, however, that the timing of payment of such shall be commensurate with the payroll practices for payment of employees by Buyer or its Affiliate and shall not be in a lump-sum form.

(c)	For the avoidance of doubt, the Parties acknowledge and agree that the termination of a Stockholder’s Employment, including With Cause Termination by Buyer, does not affect Buyer’s obligation to pay Seller any Earnout Consideration earned by Seller pursuant to this Agreement.

8. Guaranty. In connection with the execution of this Agreement, Edgewater Technology, Inc., a Delaware corporation and the parent corporation of the Buyer, is entering into the Parent Guaranty (as defined in the Purchase Agreement).

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BUYER:

EDGEWATER TECHNOLOGY-ZERO2TEN, INC.

By:	/s/ Timothy R. Oakes
Name:	Timothy R. Oakes
Title:	Treasurer

SELLER:

ZERO 2 TEN, INC.

By:	/s/ Paul Colella
Name:	Paul Colella
Title:	CEO